Michael Francis

Akerman LLP

Las Olas Centre II, Suite 1600

350 East Las Olas Boulevard

Fort Lauderdale, FL  33301-2999

T: 305 982 5581

F: 954 463 2224

December 17, 2019

Kathleen Collins, Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, NE

Washington, D.C.  20549

Re:	Red Violet, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2018

Filed March 7, 2019

Form 10-Q for the Quarterly Period Ended September 30, 2019

Filed November 7, 2019

File No. 001-38407

Dear Ms. Collins:

On behalf of Red Violet, Inc. (the “Company”), we hereby respond to the Staff’s comment letter, dated December 3, 2019, regarding the Company’s Form 10-K for the Fiscal Year Ended December 31, 2018 filed March 7, 2019 and Form 10-Q for the Quarterly Period Ended September 30, 2019 filed November 7, 2019.

Please note for your convenience, we have recited the Staff’s comments in boldface type and provided the Company’s response to the comment immediately thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Risk Factors, page 7

1.

We note that your forum selection provision identifies the Court of Chancery in the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” In a risk factor, please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Kathleen Collins, Accounting Branch Chief

Division of Corporation Finance

Office of Technology

December 17, 2019

In response to the Staff’s comment, we will include the following Risk Factor in future filings:

Our bylaws designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain actions, including derivative actions, which could limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, other employees, or the Company's stockholders and may discourage lawsuits with respect to such claims.

Unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought against or on behalf of the Company, (ii) any action asserting a claim of breach of a duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, (iv) any action as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery in the State of Delaware, or (v) any action asserting a claim governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be the Court of Chancery in the State of Delaware (or, only if the Court of Chancery in the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court located within the State of Delaware). However, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits. Furthermore, Section 22 of the Securities Act provides for concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder, and as such, the exclusive jurisdiction clauses set forth above would not apply to such suits.

Although we believe the exclusive forum provision benefits us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, this provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the Company and its directors, officers, or other employees and may discourage lawsuits with respect to such claims.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Use and Reconciliation of Non-GAAP Financial Measures, page 26

2.

We note your measure of Adjusted Gross Profit. Please revise your disclosures to explain in detail how you use this measure and why you believe the measure is useful to investors. In this regard, the amortization of your internally developed software would appear to be directly related to the generation of your revenues. In addition, reconcile this measure to the most directly comparable GAAP measure of gross profit and include a balanced discussion of gross profit on a GAAP basis. Refer to Item 10(e)(i)(1)(A) and (B) of Regulation S-K and Question 102.10 of the non-GAAP C&DIs. In your response please provide a draft of the revised disclosures you intend to include in future filings.

In addition to the specific citations referenced in the Staff’s comment, the Company reviewed relevant portions of Regulation G, Item 10(e) of Regulation S-K, the corresponding adopting releases regarding non-GAAP financial information, and the applicable sections of the Division

Kathleen Collins, Accounting Branch Chief

Division of Corporation Finance

Office of Technology

December 17, 2019

of Corporation Finance Financial Reporting Manual. Based on this review and the definition set forth in the regulations above, a non-GAAP financial measure does not include operating and other financial measures and ratios or statistical measures calculated using exclusively one or both of (i) financial measures calculated in accordance with GAAP; and (ii) operating measures or other measures that are not non-GAAP financial measures. As the Company derives the financial measure of adjusted gross profit from revenue and cost of revenue (exclusive of depreciation and amortization), which are two financial measures calculated in accordance with GAAP, by definition, the Company’s financial measure of adjusted gross profit is not a non-GAAP financial measure.

Accordingly, the Company will provide the following revised disclosure regarding its use of non-GAAP measures in future filings:

Management evaluates the financial performance of our business on a variety of key indicators, including the non-GAAP metric of adjusted EBITDA. Adjusted EBITDA is a financial measure equal to net loss, the most directly comparable financial measure based on US GAAP, excluding interest income, net, depreciation and amortization, share-based compensation expense, litigation costs, net, transition service income, and write-off of long-lived assets and others, as noted in the table below.

In order to assist readers of our (condensed) consolidated financial statements in understanding the operating results that management uses to evaluate the business and for financial planning purposes, we present the non-GAAP measure of adjusted EBITDA as a supplemental measure of our operating performance. We believe adjusted EBITDA provides useful information to our investors as it eliminates the impact of certain items that we do not consider indicative of our cash operations and ongoing operating performance. In addition, we use adjusted EBITDA as an integral part of our internal reporting to measure the performance and operating strength of our business, and evaluate the performance of our senior management, including setting and measuring incentive-based compensation.

We believe adjusted EBITDA provides useful information frequently used by securities analysts, investors and other interested parties in their evaluation of the operating performance of companies similar to ours and is an indicator of the operational strength of our business. We believe adjusted EBITDA eliminates the uneven effect of considerable amounts of non-cash depreciation and amortization, share-based compensation expense and the impact of other non-recurring items, providing useful comparisons versus prior periods or forecasts.

Kathleen Collins, Accounting Branch Chief

Division of Corporation Finance

Office of Technology

December 17, 2019

Adjusted EBITDA is not intended to be a performance measure that should be regarded as an alternative to, or more meaningful than, any financial measures presented in accordance with GAAP. The way we measure adjusted EBITDA may not be comparable to a similarly titled measure presented by other companies and may not be identical to corresponding measures used in our various agreements.

In addition, to provide additional clarity to the financial statement reader in future filings, the Company will no longer use the term “adjusted gross profit” and will use “gross profit, excluding depreciation and amortization” when referencing this supplemental financial measure.

Results of Operations, page 27

3.

If two or more factors contribute to material changes in revenue, please provide disclosure demonstrating the relative magnitude of each factor, such as the percentage or dollar increase in revenue due to onboarding of new customers versus usage from existing customers. In this regard, it appears from your most recent earnings releases that such information is readily available. Refer to Item 303(a)(3)(iii) 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, beginning in the first quarter of 2019, as a result of the enhancement of internal systems and the onboarding of financial analyst personnel, the Company began providing supplemental information in its quarterly earnings press releases (and subsequent Item 2.02 8-K filings) that would allow for demonstrating the relative magnitude of each factor.  This information was not readily available before the first quarter of 2019.

In future filings, if two or more factors contribute to material changes in revenue, the Company will provide disclosure demonstrating the relative magnitude of each factor.

Form 10-Q for the Quarterly Period Ended September 30, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations Overview, page 15

4.

You use the term customers as it relates to your idiCORE product and users as it relates to your FOREWARN product. Please revise to define these terms and discuss how each are calculated. Also, please disclose these metrics for the comparable prior period. Refer to Section III.B.1 of SEC Release No. 33-8350.

In response to the Staff’s comment, in the Company’s quarterly earnings press releases since the 2019 first quarter (and subsequent Item 2.02 8-K filings), the Company includes a description of how it calculates an idiCORE customer and a FOREWARN user. The Company defines a billable customer of idiCORE as a single entity that generated revenue in the last month of the period.  Billable customers are typically corporate organizations. In most cases, corporate organizations will have multiple users and/or departments purchasing our solutions, however, the Company counts the entire organization as a discrete customer. The Company defines a user of FOREWARN as a unique individual that has an active user account and is able to log into FOREWARN.

Kathleen Collins, Accounting Branch Chief

Division of Corporation Finance

Office of Technology

December 17, 2019

In future filings, the Company will define an idiCORE customer and a FOREWARN user, how each is calculated, and disclose these metrics for the comparable prior period.

If you have any questions, please call me at 305.982.5581.  Thank You.

Sincerely,

AKERMAN LLP

/s/ Michael Francis

Michael Francis

For the Firm

cc:Rebekah Lindsey, Staff Accountant

United States Securities and Exchange Commission

Derek Dubner, Chief Executive Officer

Red Violet, Inc.

Daniel MacLachlan, Chief Financial Officer

Red Violet, Inc.

Joshua Weingard, Esq., Corporate Counsel

Red Violet, Inc.

Christina C. Russo, Esq.

Akerman LLP